UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HILLENBRAND, INC.

(Exact name of the registrant as specified in its charter)

Indiana	1-33794
(State or other jurisdiction	(Commission file
of incorporation)	number)

One Batesville Boulevard

Batesville, Indiana 47006

(Address of principal executive offices) (Zip code)

Nicholas R. Farrell

Hillenbrand, Inc.

Senior Vice President, General Counsel, and Secretary

812-931-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Hillenbrand, Inc. (“Hillenbrand” or the “Company”) is submitting this Specialized Disclosure Report (“Form SD”) as well as a Conflict Minerals Report, which is attached as Exhibit 1.01. Hillenbrand has made the Conflict Minerals Report publicly available on the Investor Relations page of Hillenbrand’s website under SEC filings at: https://ir.hillenbrand.com/sec-filings/all-sec-filings.1

Item 1.02 Exhibit

A Conflict Minerals Report covering calendar year 2022 has been filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

1 The reference to Hillenbrand’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hillenbrand, Inc.

(Registrant)

/s/ Nicholas R. Farrell	May 30, 2023
Nicholas R. Farrell	(Date)
Senior Vice President, General Counsel, and Secretary